SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
103

08027959

[U]NITED STATES
[SECURITIES AND] EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

A

SEC FILE NUMBER
8- 49297

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wildwood Capital Securities, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

373 E. Main Street Suite 100
(No. and Street)

Collegeville	Pa	19426-2600
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl A. Leighton 610-831-2190
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. O'Doherty, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

373 Baltimore Pike	Springfield	Pa	19064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AFFIRMATION

I, Carl Leighton, affirm that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **WILDWOOD CAPITAL SECURITIES, INC** (Company) as of December 31, 2006 and for the year then ended, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Carl Leighton, ~~President~~ Vice President & Principal

Sworn and subscribed to before me this 28th day of February, 2008

NOTARIAL SEAL
Andrew C. Laird, Notary Public
Collegeville Boro, Montgomery County
My commission expires June 30, 2010

Wildwood Capital Securities, Inc
<u>(SEC I.D. 8-49297)</u>

Financial Statements and
Supplemental Schedule
For the Year Ended December 31, 2007
And
Independent Certified Public Accountants' report
And
Supplemental Report on Internal Control

WILDWOOD CAPITAL SECURITIES, INC

TABLE OF CONTENTS

This report contains (check all applicable boxes): **Page**

MICHAEL J. O'DOHERTY, P.C. *Certified Public Accountant*
A Professional Corporation
373 Baltimore Pike • Springfield, Pennsylvania 19064 • (610) 604-4700 • Fax (610) 544-9525

Independent Auditor's Report

To the Board of Directors of
Wildwood Capital Securities, Inc
373 E Main St Ste 100
Collegeville, PA 19426-2600

We have audited the accompanying statement of financial condition of Wildwood Capital Securities, Inc., as of December 31, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wildwood Capital Securities, Inc as of December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 in the Computation of Net Capital under Rule 15c-3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Springfield, Pennsylvania
February 26, 2008

Wildwood Capital Securities, Inc
Statement of Financial Condition
As of December 31, 2007

ASSETS

Cash	$	7,575
Accounts Receivable	$	1,166
Deposit With Clearing Firm		25,000
Security Deposit		313
Prepaid Expenses		6,659
Office Equipment, at cost,		
Less Accumulated Depreciation of $14,037		-
Total Assets	$	40,713

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts Payable	$	9,778
Payroll Taxes Payable	$	319
Demand Loan from Officers		950
Total Liabilities		11,047
Commitments, Contingencies and Guarantees		-
Stockholders' Equity:		
Common Stock		
- 2,000 shares authorized, No Par Value		
- 1,500 shares issued and outstanding		1,500
Additional Paid in Captial		27,710
Retained (Deficit)		456
Total Stockholders' Equity		29,666
Total Liabilities and Stockholders' Equity	$	40,713

The accompanying notes are an integral part of these financial statements.

Wildwood Capital Securities, Inc
Statement of Income
For The Year Ended December 31, 2007

Revenue:		
Fees and Commissions	$	243,188
Reimbursed Expenses	$	5,329
Total Revenue	$	248,517
Costs and Expenses:		
Bank Charges	$	194
Clearing Costs		22,506
Consulting Fees		24,600
Depreciation Expense		1,185
Dues & Subscriptions		189
Insurance		1,579
Interest Expense		27
Internet		892
License & Permits		75
Office Supplies		3,084
Payroll Expense		149,000
Payroll Taxes Expense		13,469
Postage and Delivery		667
Printing & Reproduction		1,493
Professional Fees		7,171
Regulatory Fees		4,268
Rent		4,924
Software		610
Subcontractor		363
Taxes		1,011
Telephone		1,693
Travel Expense		2,435
Meals & Entertainment		137
Total Costs and Expenses		241,572
Operating ~~Loss~~ Profit		6,945
Interest Income		2,179
Net Income for the Period	$	9,124

The accompanying notes are an integral part of these financial statements.

Wildwood Capital Securities, Inc
Statement of Cash Flows
For The Year Ended December 31, 2007

Cash Flows From Operating Activities:		
Net (loss)		$ 9,124
Adjustment to reconcile net (loss) to net cash (used) by operating activities:		
Depreciation		
Securities losses		
Decrease in receivable from clearing firm	-	
(Increase) in receivable from consultant	(1,166)	
(Increase) in Security Deposit	(313)	
Decrease in prepaid expenses	(6,659)	
(Decrease) in accounts payable and accrued expenses	1,900	
Increase in Payroll Taxes Payable	(769)	
Net Cash (Used) By Operating Activities		(7,007)
Cash Flows From Investing Activities:		
Cash Flows from Financing Activities:		
(Decrease) in demand office loan	-	
Stockholder contributions	-	
Net Cash Provided By Investing Activities		-
Net (Decrease) In Cash		2,117
Cash Beginning of Period		5,458
Cash End of Year		$ 7,575

Interest Expense For The Year Ended December 31, 2007 was $27

The accompanying notes are an integral part of these financial statements.

Wildwood Capital Securities, Inc
Statement of Changes in Stockholders' Equity
For The Year Ended December 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance, December 31, 2006	$ 1,500	$ 27,710	$ (8,668)	$ 20,542
Stockholder distributions, net	-		-	-
Increase in Additional Paid in Capital		-		-
2007 Net Income	-	-	9,124	9,124
Balance, December 31, 2007	$ 1,500	$ 27,710	$ 456	$ 29,666

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Wildwood Capital Securities Inc. (The Company) was incorporated in the State of Pennsylvania on April 3, 1996. The Company was formerly named Leighton McGill Group, Inc, and had executed a name change to Wildwood Capital Securities, Inc. during 2005.

The Company is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is engaged in a single line of business as a securities broker-dealer, which comprises of agency transactions and limited investment banking activities. The Company is an introducing Broker-Dealer.

The Company uses the accrual method of accounting for both financial and tax reporting purposes. The Company's year-end is December 31.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and RBC Dain Correspondent Services (RBC), all securities transactions of the Company are cleared through RBC, and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule I 5c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by RBC.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Wildwood Capital Securities, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

<u>Commissions</u>
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

<u>Investment Advisory Fees</u>
Investment advisory fees are billed and recognized as earned as services are performed.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Office Equipment
Office equipment is stated at cost ($14,037) and has been depreciated on the straight-line basis over its estimated useful life of 5 years. At December 31, 2007, the company's office equipment ($14,037) was fully depreciated but is still in use.

Income Taxes
Income taxes are recorded in accordance with SFAS No. 109, *Accounting for Income Taxes.* Measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting basis and tax basis of the Company's assets and liabilities result in a deferred tax asset, SFAS No. 109 requires an evaluation of the probability of being able to realize the future benefits indicated by such asset. A valuation allowance related to a deferred tax asset *is* recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized. At December 31, 2007, the Company had approximately $3,271 of tax loss carry forwards for which no benefit has been reported in the financial statements because those benefits may not be realized. A 100% valuation allowance has been provided.

Statement of Cash Flows
For purposes of the Consolidated Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the Company's first twelve months of business and 15 to 1 thereafter. At December 31, 2007, the Company had net capital of $23,007, which was in excess of its required net capital of $5,000. The Company's percent of aggregate indebtedness to net capital is 48%.

NOTE 4. NOTES PAYABLE

The Demand Loan from Officers is a non-interest bearing note. There are no repayment terms.

NOTE 5. CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company is engaged in various trading and brokerage activities on an agency basis through a clearing broker.
In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

In the event the clearing broker does not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the clearing broker. It is the Company's policy to review, as necessary, the credit standing of the clearing broker.

NOTE 6. INCOME TAXES

The Company has not accrued any income taxes because the net operating loss carryforward is in excess of the current year's taxable income. The Company has not recorded any tax benefits from its loss carry-forwards as those benefits have been completely offset by a valuation allowance reflecting the uncertainty of their realization.

NOTE 7. FAIR VALUE

The Company's financial instruments approximate fair value.

Wildwood Capital Securities, Inc
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2007

NET CAPITAL:				
Total Stockholders' equity			$	29,666
Deductions and/or charges:				
Nonallowable assets:				
Prepaid Expenses	$	6,659		
Total Deductions				6,659
Net capital before haircuts on securities positions				23,007
Haircuts on securities positions				-
Net Capital			$	23,007
AGGREGATE INDEBTEDNESS:				
Items included in the statement of financial condition:				
Accounts payable and accrued expenses	$	9,778		
Payroll Taxes Payable		319		
Demand office loan		950		
Total aggregate indebtedness			$	11,047
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:				
Minimum Net Capital Required -(6-2/3% of Total Aggregate Indebtedness)	$	736		
Minimum Dollar Net Capital Required		5,000		
Minimum Net Capital Requirement				5,000
Excess net Capital				18,007
Excess net capital at 1000%			$	21,902
Percent of aggregate indebtedness to net capital				48%

The above computation does not differ materially from the December 31, 2007 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

MICHAEL J. O'DOHERTY, P.C. *Certified Public Accountant*
A Professional Corporation
373 Baltimore Pike • Springfield, Pennsylvania 19064 • (610) 604-4700 • Fax (610) 544-9525

Independent Accountants' Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors of:
Wildwood Capital Securities, Inc
373 E Main St Ste 100
Collegeville, PA 19426-2600

In planning and performing our audit of the financial statements and supplemental information of Wildwood Capital Securities, Inc. (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Springfield, Pennsylvania
February 26, 2008

END